Exhibit 99.1

Cardinal Gas Storage Partners, LLC
and Subsidiaries
Consolidated Financial Statements
December 31, 2013, 2012 and 2011

Cardinal Gas Storage Partners, LLC and Subsidiaries
Table of Contents
December 31, 2013, 2012 and 2011

Independent Auditor’s Report

To the Members of Cardinal Gas Storage Partners LLC

We have audited the accompanying consolidated financial statements of Cardinal Gas Storage Partners LLC and its subsidiaries, which comprise the consolidated statements of financial position as of December 31, 2013 and 2012, and the related consolidated statements of operations, of members’ capital and of cash flows for each of the three years in the period ended December 31, 2013.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cardinal Gas Storage Partners LLC and its subsidiaries at December 31, 2013 and 2012, and the results of their operations, their comprehensive income, and their cash flows for each of the three years in the period ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

/s/PricewaterhouseCoopers LLP
March 28, 2014

PricewaterhouseCoopers LLP, 1201 Louisiana, Suite 2900, Houston, TX 77002-5678
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

Cardinal Gas Storage Partners, LLC and Subsidiaries
Consolidated Statements of Financial Position
December 31, 2013 and 2012
(Dollars in thousands)

	2013	2012
Assets
Current assets
Cash and cash equivalents	$7,260	$4,128
Restricted cash	14,892	12,764
Accounts receivable, net	4,193	1,451
Value of derivative instruments, current	—	272
Prepaid expenses and other current assets	1,384	327
Total current assets	27,729	18,942
Property, plant and equipment, net	622,794	657,529
Debt issuance costs, net	8,003	9,904
Value of derivative instruments	1,562	2,043
Intangible assets, net	1,420	6,349
Other assets	308	—
Total assets	$661,816	$694,767
Liabilities and Members' Capital
Current liabilities
Accounts payable and accrued liabilities	$6,372	$21,887
Current portion of long term debt	12,420	4,801
Value of derivative instruments, current	—	685
Total current liabilities	18,792	27,373
Value of derivative instruments	—	18
Long term debt	295,261	210,079
Other long term liabilities	1,179	—
Total liabilities	315,232	237,470
Commitments and contingencies (Note 5)
Members' capital	346,584	457,297
Total liabilities and members' capital	$661,816	$694,767

The accompanying notes are an integral part of these consolidated financial statements.

Cardinal Gas Storage Partners, LLC and Subsidiaries
Consolidated Statements of Operations
Years Ended December 31, 2013, 2012 and 2011
(Dollars in thousands)

	2013	2012	2011
Revenues
Firm capacity revenues	$47,427	$29,962	$17,366
Hub services revenues	2,449	905	932
Fuel charges	2,659	628	830
Professional service fees	227	504	343
Total revenues	52,762	31,999	19,471
Expenses
Operating expenses	14,285	8,701	6,828
Depreciation and amortization	18,752	14,346	11,175
General and administrative	7,998	3,634	4,884
Impairment losses	129,384	580	—
Loss on abandoned project	—	1,259	—
Loss (gain) on sale of investment	921	(1)	(91)
Loss (gain) on natural gas sold	20	(211)	64
Total expenses	171,360	28,308	22,860
Income (loss) from operations	(118,598)	3,691	(3,389)
Other income (expense)
Gain (loss) on derivative instruments	110	(4,735)	(4,382)
Interest income	3	3	49
Interest expense	(9,798)	(4,910)	(3,812)
Total other expense	(9,685)	(9,642)	(8,145)
Net loss	$(128,283)	$(5,951)	$(11,534)

The accompanying notes are an integral part of these consolidated financial statements.

Cardinal Gas Storage Partners, LLC and Subsidiaries
Consolidated Statements of Members' Capital
Years Ended December 31, 2013, 2012 and 2011
(Dollars in thousands)

	ECP	Redbird	Total

Members' capital at December 31, 2010	$203,214	$(2,399)	$200,815
Contributions	142,142	95,083	$237,225
Distributions	(2,140)	(1,431)	(3,571)
Net loss	(6,813)	(4,721)	(11,534)
Members' capital at December 31, 2011	336,403	86,532	422,935
Contributions	27,299	30,280	57,579
Distributions	(9,076)	(8,190)	(17,266)
Net loss	(2,820)	(3,131)	(5,951)
Members' capital at December 31, 2012	351,806	105,491	457,297
Contributions	5,887	15,878	21,765
Distributions	(2,456)	(1,739)	(4,195)
Net loss	(74,089)	(54,194)	(128,283)
Members' capital at December 31, 2013	$281,148	$65,436	$346,584

The accompanying notes are an integral part of these consolidated financial statements.

Cardinal Gas Storage Partners, LLC and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2013, 2012 and 2011
(Dollars in thousands)

	2013	2012	2011
Cash flows from operating activities:
Net loss	$(128,283)	$(5,951)	$(11,534)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
(Gain) loss on derivative instruments	(110)	4,735	4,382
Depreciation and amortization expense	18,752	14,346	11,175
Amortization of debt issuance cost	1,901	1,639	542
Impairment losses	129,384	580	—
Loss on abandoned project	—	1,259	—
Loss on disposal of assets	921	—	—
Provision for (recovery of) doubtful accounts	2	(16)	13
Changes in operating assets and liabilities:
Accounts receivable	(2,744)	5,532	(1,784)
Prepaid expenses and other current assets	(1,057)	76	(325)
Other noncurrent assets	(308)	—	—
Payable to affiliates	—	—	(144)
Accounts payable and accrued liabilities	2,052	(6,106)	(5,632)
Deferred revenue	—	(17)	17
Other noncurrent liabilities	1,179	—	—
Net cash provided by (used in) operating activities	21,689	16,077	(3,290)
Cash flows from investing activities:
Settlement of derivative instrument	160	(2,459)	(5,618)
Derivative instrument	—	(3,591)	—
Acquisition of a business and related adjustments	—	316	(147,817)
Capital expenditures	(131,857)	(131,873)	(91,602)
Proceeds from sale of fixed asset	4,897	—	—
Restricted cash	(2,128)	(2,026)	(10,738)
Net cash used in investing activities	(128,928)	(139,633)	(255,775)
Cash flows from financing activities:
Proceeds from long term debt	118,117	102,695	25,802
Repayment of debt	(25,316)	(11,729)	—
Cash paid for financing costs	—	(5,071)	—
Contributions from members	21,765	57,579	237,225
Distributions to members	(4,195)	(17,266)	(3,571)
Net cash provided by financing activities	110,371	126,208	259,456
Net increase in cash and cash equivalents	3,132	2,652	391
Beginning of year	4,128	1,476	1,085
End of year	$7,260	$4,128	$1,476
Supplemental disclosure:
Cash paid for interest, net of capitalized interest	$7,086	$3,976	$3,664
Noncash investing activities:
Change in capital expenditures included in accounts payable and accrued liabilities	(17,567)	14,389	4,477

The accompanying notes are an integral part of these consolidated financial statements.

Cardinal Gas Storage Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except where otherwise indicated)

1. Business Description, Formation of Company and Acquisitions

Cardinal Gas Storage Partners LLC (the “Company”) was formed on May 1, 2008, as a Delaware limited liability company with Energy Capital Partners (ECP) and Martin Resource Management Corporation (“MRMC”) as the two members. In April 2011, Redbird Gas Storage LLC (“Redbird”) was formed as a joint venture between MRMC and Martin Midstream Partners (“MMLP”). In October 2012, MMLP acquired the MRMC interest in Redbird. As a result of this transaction, Redbird is now a wholly owned subsidiary of MMLP. As of December 31, 2013, ECP had a 58.2% ownership and Redbird had a 41.8% ownership in the Company.

The Company focuses on the development, construction, operation, and management of natural gas storage facilities.
The Company has four natural gas storage facilities in operation. Arcadia Gas Storage LLC (“Arcadia”), located in Bienville Parish, Louisiana is in service with approximately 14.5 bcf of working gas storage capacity. Monroe Gas Storage LLC (“Monroe”), located in Monroe County, Mississippi, is in operation with a current working gas capacity of approximately 7.0 bcf. Cadeville Gas Storage LLC (“Cadeville”), located in Ouachita Parish, Louisiana was placed into operation during 2013 with working gas capacity of 20.0 bcf. Perryville Gas Storage LLC (“Perryville”), located in Franklin Parish, Louisiana was placed into operation during 2013 with working gas capacity of 8.7 bcf. These facilities provide producers, end users, local distribution companies, pipelines and energy marketers with high deliverability storage services and hub services.
The Company maintains two classes of member units, Category A units and Category B units. Category B Unit holders do not receive loss allocations; however, they do participate in income resulting from certain triggering events, including the sale of assets or the sale of the Company. The Board approved 7% to be allocated as Category B units; however, due to departed employees during 2012 and 2013, only 6.46% is currently outstanding as of December 31, 2013. Income is allocated first to Category A members until certain conditions are met; thereafter, 93.54% and 6.46% to Category A and Category B members, respectively.
Under the LLC agreement, each Category A member appoints two managers to the Board. If either member fails to hold a 30%-interest in the Company, one manager position would be transferred to the other member.
The wholly owned subsidiaries of the Company are Arcadia Gas Storage Holding LLC, Cadeville Gas Storage Holding LLC, Perryville Gas Storage Holding LLC, MGS Holding LLC, and Cardinal Gas Consulting LLC.
2. Summary of Significant Accounting Policies
Basis of Presentation
The consolidated financial statements and the accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The consolidated financial statements include the accounts of the Company and the subsidiaries on a consolidated basis. All intercompany transactions have been eliminated.
Management’s Estimates and Assumptions
The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements. Actual results could differ from these estimates.
Subsequent Events
The Company has performed an evaluation of subsequent events through March 28, 2014, which is the date the financial statements were made available for issuance.
Cash and Cash Equivalents
The Company considers cash and highly liquid investments with a maturity of three months or less, at the time of purchase, to be cash equivalents.

Cardinal Gas Storage Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except where otherwise indicated)

Restricted Cash
At December 31, 2013 and 2012, the Company held $14.9 and $12.8 million in restricted cash, respectively. As of December 31, 2013 and 2012, respectively, $11.5 million and $3.6 million of this balance was restricted under the terms of a loan agreement for the primary purpose of making future principal reduction payments, $2.7 million and $6.4 million was restricted for the purpose of funding development costs, and $0.7 million and $2.8 million was restricted for distributions to members under the terms of the partnership agreement. The 2013 and 2012 distributions were made to Redbird on January 31, 2014 and January 25, 2013, respectively. The ECP distribution was held to offset future contributions and is reflected within accrued liabilities as of December 31, 2013 and 2012.
Accounts Receivable and Bad Debt
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. As of December 31, 2012, management considered $0.02 million to be uncollectible and, accordingly, established an allowance for doubtful accounts. As of December 31, 2013, all receivables were considered collectible and no allowance for doubtful accounts was recorded.
Inventory
Inventory consists of natural gas received as a result of fuel revenue and certain balancing agreements and is stated at the lower of weighted average cost or market. The inventory balance as of December 31, 2013 and 2012 is reflected within other current assets on the statement of financial position.
Revenue Recognition
The Company provides various types of natural gas storage services to customers. Revenues from these services are classified as firm capacity revenue, hub services revenue, and fuel charges. In addition, the Company provided consulting services for natural gas storage projects. Revenues from these consulting services are classified as professional service fees.
Firm capacity revenues consist of (i) firm storage reservation revenues - contractually obligated monthly capacity reservation fee. These fees are paid to the Company and recognized in revenue over the term of the contract regardless of the actual storage capacity utilized. (ii) Firm storage cycling revenues for the use of injection and withdrawal services based on the volume of natural gas nominated for injection and/or withdrawal. These fees are recognized in revenue in the period the volumes are nominated.
Hub service revenue consist of fees from (i) “interruptible” storage services pursuant to which customers receive only limited assurance regarding the availability of capacity in the Company’s storage facilities and pay fees based on actual utilization of assets, (ii) “park and loan” services and (iii) “wheeling and balancing” services pursuant to which customers pay fees for the right to move a volume of gas through our facilities from an interconnection point to another and true up their deliveries of gas to, or takeaways of gas from, our facilities. A portion of our revenues related to these activities may include fuel collections.
Fuel charges consist of the small portion of a customer’s natural gas nominated for injection retained by the Company as compensation for fuel use. These fees are reflected as revenue when received. Any excess fuel collected is carried as inventory until sold.
Professional service fees consist of consulting services and are recognized as the services are performed.
Property and Equipment
Property and equipment are recorded at cost. The costs of major renewals and betterments are capitalized; repair and maintenance costs are expensed as incurred. The Company capitalizes interest related to the debt facility used for funding development as well as certain general and administrative costs associated with employees that are deemed to be dedicated to capitalized projects in process. When assets are sold or retired, the cost and related accumulated depreciation are removed from the appropriate accounts, and the resulting gain or loss is included in current operations. Leasehold improvements are capitalized and amortized over the lesser of their estimated useful lives or the applicable lease term.

Cardinal Gas Storage Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except where otherwise indicated)

Depreciation of property and equipment is provided over the estimated useful lives of the property as follows:

Straight Line
Storage, surface and pipeline facilities	20 to 50-year
Office equipment	5 to 7-year
Automobiles	5-year
Impairment of Long-lived Assets
The Company ensures its long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an evaluation were required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset’s carrying amount to determine whether a write-down is required. If this review indicates that the assets will not be recoverable, the carrying value of the Company’s assets would be reduced to their estimated market value.
During the winter of 2013 and early 2014, the Company determined that the Monroe facility was not able to perform at the previously calculated 9 bcf of working gas capacity. The facility was determined to have working gas capacity of 7 bcf at two turns. Based on the asset’s capability, an impairment of the Monroe fixed assets was calculated using a discounted cash flow model and recorded in the amount of $129.4 million in 2013 on the consolidated statements of operations.
In September 2012, the Company determined that a natural gas storage project in Colorado was no longer a favorable investment. The Company had previously purchased gas storage rights and mineral rights with the intention of constructing a storage facility but was unable to obtain agreements for all of the rights needed to pursue the project. The project assets were written off resulting in a loss from abandoned projects of $1.3 million in 2012 on the consolidated statements of operations.
In 2012, macro-economic factors including low gas prices and low gas price volatility reduced the amount of active gas storage development projects and the trend had a significant impact on the valuation metrics used in determining the long-term estimated value of the Company’s wholly owned subsidiary Cardinal Gas Consulting LLC (“IGC”). These specific negative factors, combined with (i) lower enterprise values resulting from lower multiples of revenues and EBITDA comparables, and (ii) the lack of relevant third party transactions due to depressed macro-economic conditions, resulted in goodwill impairment of approximately $0.6 million in 2012.
Debt Issuance Costs
Costs incurred for debt borrowings are capitalized and amortized over the life of the associated debt utilizing the effective interest rate method. When debt is retired before its scheduled maturity date, any remaining transaction-related costs associated with that debt are expensed. Total amortization for the years ended December 31, 2013, 2012 and 2011 was approximately $1.9 million, $1.6 million and $1.1 million, of which approximately $0.6 million, $1.1 million and $0.6 million was capitalized during the period of construction, respectively.
Income Taxes
The Company’s taxable income (loss) is reported on the respective income tax returns of its members. With respect to a franchise or income tax imposed by a state or local municipality, these taxes are accounted for under the asset and liability method.
The amount of Texas margin tax for the years ended December 31, 2013, 2012 and 2011 was approximately $4.8, $3.5 and $1.0, respectively. No Louisiana franchise tax was due for any of these years.
Derivative Instruments and Hedging Activities
The Company records its derivative instruments on the balance sheet as an asset or liability measured at fair value and changes in fair value are recognized currently in earnings unless specific hedge accounting criteria are met. If a derivative qualifies for hedge accounting, changes in the fair value can be offset against the change in the fair value of the hedged item through earnings or recognized in other comprehensive income until such time as the hedged item is recognized in earnings.

Cardinal Gas Storage Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except where otherwise indicated)

Derivative instruments not designated as hedges are marked-to-market with all market value adjustments recorded in the consolidated statement of operations. As of December 31, 2013, the Company has not elected hedge accounting for any of its derivative instruments. Fair value changes for these derivative instruments have been recorded in the consolidated statement of operations.
Fair Value of Financial Instruments
The Company’s financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, long-term debt and derivative instruments. Management considers the carrying values of cash and cash equivalents, trade receivables and trade payables to be representative of their respective fair values because of their short-term maturities or expected settlement dates. The carrying value of outstanding amounts under the revolving credit facility and term debt approximate fair value due to the floating interest rate. Derivative instruments are recorded at fair value in the accompanying statements of financial position.
The authoritative guidance related to fair value defines a hierarchy of inputs to valuation techniques based upon whether those inputs reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). The following summarizes the fair value hierarchy:
Level 1    Inputs utilize quoted prices in active markets for identical assets or liabilities.

Level 2	Inputs utilize data points other than quoted prices included in Level 1, that are observable such as quoted prices, interest rates and yield curves.

Level 3	Inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.
The Company performed an analysis on its derivative instruments and recorded a net asset related to its derivative instruments of approximately $1.6 million for both the years ended December 31, 2013 and 2012, within Level 2 of the fair value hierarchy. Refer to Note 9 for more information on these instruments.
The Company does not have any other assets or liabilities classified within Level 3 of the fair value hierarchy. The carrying amounts reflected in the statements of financial position for other current assets and accrued expenses approximate fair value due to their short-term maturities.
Asset Retirement Obligations and Environmental Liabilities
FASB guidance establishes accounting requirements for retirement obligations associated with tangible long-lived assets including (i) the timing of the liability recognition, (ii) initial measurement of the liability, (iii) allocation of asset retirement cost to expense, (iv) subsequent measurement of the liability and (v) financial statement disclosures. FASB guidance also requires that the cost for asset retirement should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company assets have contractual or regulatory obligations to perform remediation when the assets are abandoned. These assets, with regular maintenance, will continue to be in service for many years to come. It is not possible to predict when demands for our services will cease and we do not believe that such demand will cease for the foreseeable future. Accordingly, the Company believes the date when these assets will be abandoned is indeterminate. With no reasonably determinable abandonment date, the Company cannot reasonably estimate the fair value of the associated asset retirement obligation. The Company will record an asset retirement obligation in the period in which sufficient information becomes available for us to reasonably determine the settlement date.
The Company’s policy is to accrue for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.
The Company has not identified any environmental remediation obligations as of December 31, 2013.

Cardinal Gas Storage Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except where otherwise indicated)

Pad Gas Lease
The Company has a lease agreement with Credit Suisse executed on June 12, 2009 for the lease of 3.6 bcf of natural gas to use as pad gas for the storage facility at Monroe. The lease agreement expires on January 1, 2015. The Company is required to begin returning the natural gas to Credit Suisse upon expiration of the lease and to have all 3.6 bcf of the leased gas returned by the end of February 2015.
During 2011, approximately 2.5 bcf of pad gas was determined to be unrecoverable from the Monroe reservoir. The Company executed an agreement with Credit Suisse on April 20, 2012 requiring that on or before May 1, 2012, this approximate amount will be placed into an escrow fund for the repurchase of leased base gas. All base gas was repurchased as of January 2013 and the funds were released from escrow. This agreement waived default, and the pad gas lease is in good standing. A liability in the amount of $5.7 million was accrued as a short term liability on the consolidated statements of financial position as of December 31, 2011, of which 0.05 bcf, valued at $0.2 million, remained as of December 31, 2012. No liability remained as of December 31, 2013.
Share-Based Payments
The Company recognizes compensation expense for all stock-based compensation based on the fair value of the awards granted, net of estimated forfeitures, at the date of grant. The Company maintained one class of membership interests that were granted to employees of the Company. Category B membership interests, totaling 7.0% of the total membership interests, were granted to employees in various dates in 2008, 2009, and 2010. However, due to departed employees during 2012 and 2013, only 6.46% is held by Category B Unit holders as of December 31, 2013. Category B membership interests vest over an average service period of four years. Prior to Category B membership interests receiving profit allocations or equity distributions, certain future triggering events must occur. No compensation expense has been recorded as the category B membership interests have an initial threshold value of $0.
Capitalization of Interest
Interest on borrowed funds is capitalized on projects during construction based on the approximate average interest rate of the Company’s debt. The Company capitalized $2.7 million, $3.5 million and $3.1 million during the years ended December 31, 2013, 2012 and 2011, respectively.
3. Acquisition

On May 31, 2011, the Company acquired 100% of the equity interests of Monroe for an aggregate purchase price of $147.8 million in cash.
The fair value of assets acquired and liabilities assumed is as follows:

Current assets	$5,075
Fixed assets	135,135
Intangible assets	12,968
Goodwill	316
Total assets acquired	153,494
Total liabilities assumed	(5,677)
Net assets acquired	$147,817
In April 2012, the Company received $5.5 million, less a $0.5 million working capital adjustment, from the Acquisition Indemnification Holdback Escrow account as a result of an indemnity claim for approximately 2.5 bcf of lease pad gas that was not recoverable from the reservoir. This net receipt of $5.0 million is reflected as a receivable on the consolidated statements of financial position as of December 31, 2011.

Cardinal Gas Storage Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except where otherwise indicated)

4. Property, Plant and Equipment

A summary of property, plant and equipment as of December 31, 2013 and 2012, is as follows:

	2013	2012
Operating plant	$609,699	$346,610
Construction in progress	19,536	321,641
Base gas	32,457	11,346
Land	3,315	3,315
Office equipment	861	1,079
Automobiles	620	423
	666,488	684,414
Accumulated depreciation	(43,694)	(26,885)
	$622,794	$657,529
Depreciation expense for the years ended December 31, 2013, 2012 and 2011 was $16.9 million, $11.1 million and $7.8 million, respectively.
On April 1, 2013, Arcadia sold 1.22 bcf of base gas for $4.9 million, reducing the total base gas from 2.22 bcf to 1.0 bcf. This sale was made in order to reduce the amount of capital invested in base gas through entering into a low-turn storage agreement with Cadeville. This low-turn contract allows Arcadia to maintain the required cavern pressure by injecting water into the cavern as needed rather than holding base gas. The historical cost of the non-depreciable base gas asset was $5.8 million, resulting in a loss on the sale of assets of $0.9 million.
5. Commitments and Contingencies
Leases
The Company has noncancelable operating leases for office space and office equipment. Rental payments for each of the years ended December 31, 2013, 2012 and 2011 were $0.5 million.
Future minimum noncancelable lease payments by year as of December 31, 2013, are as follows:

2014	$450
2015	202
2016 and thereafter	—
Total commitments	$652
Litigation
The Company may be subject to claims and litigation arising in the normal course of its business. The Company believes that any current or potential claims proceedings arising in the normal course of its business will not have a material, adverse effect on its financial position, results of operations or cash flows.

Cardinal Gas Storage Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except where otherwise indicated)

6. Intangible Assets

In connection with the Monroe acquisition in 2011 (Note 3), the Company acquired certain intangible assets. A summary of intangible assets as of December 31, 2013 and 2012 is as follows:

	Estimated Lives	2013	2012
Pad Gas Lease	4 years	$3,388	$3,388
Ad Valorem Tax Contract	8 years	1,611	4,729
Gas Storage Contracts	1 to 2 years	4,351	4,351
FERC Permit	50 years	500	500
		9,850	12,968
Accumulated amortization		(8,430)	(6,619)
		$1,420	$6,349
Amortization expense for intangible assets was $1.8 million, $3.2 million and $3.3 million for the periods ended December 31, 2013, 2012 and 2011, respectively. The estimated future aggregate amortization expense of intangible assets as of December 31, 2013 is set forth below:

2014	$956
2015	10
2016	10
2017	10
2018	10
Thereafter	424
$1,420
7. Concentrations

Concentration of Credit Risk
As of December 31, 2013, the Company had cash deposits with financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. Management believes that any credit risk associated with excess deposits in these financial institutions is minimal.
The Company’s principal customers for natural gas storage are natural gas pipeline and natural gas marketing companies. These concentrations of customers may affect the Company’s overall credit risk in that certain customers may be similarly affected by changes in economic, regulatory, or other factors. Where exposed to credit risk, the Company analyzes the counterparties’ financial condition prior to entering into an agreement, obtains additional financial assurance where possible through guarantees and letters of credit, establishes credit limits, and monitors the appropriateness of those limits on an ongoing basis.
Gas Storage Inventory
At December 31, 2013 and 2012, the value of gas storage inventory held for others was approximately $192.9 million and $45.1 million, respectively. There were no gas loan transactions. This balance represents the volume of stored natural gas valued at December 31, 2013 and 2012, respectively, utilizing the closing prices of various published delivery points. Because the Company does not take title to the gas, the Company’s gas storage inventory and loan transactions are not recorded in the consolidated statement of financial position.
Significant Customers
Significant customers are those that individually account for more than 10% of the Company’s consolidated revenues or accounts receivables. For the year ended December 31, 2013, four customers accounted for approximately 26%, 16%, 14% and 12% of the Company’s total revenues. At December 31, 2013, four customers accounted for approximately 41%, 14%, 11% and 11% of the Company’s accounts receivable. For the year ended December 31, 2012, four customers

Cardinal Gas Storage Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except where otherwise indicated)

accounted for approximately 24%, 16%, 15%, and 12% of the Company’s total revenues. At December 31, 2012, two customers accounted for approximately 39%, and 19% of the Company’s accounts receivable. For the year ended December 31, 2011, six customers accounted for approximately 16%, 16%, 14%, 13%, 11% and 10% of the Company's total revenues.
8. Long Term Debt

A summary of long term debt at December 31, 2013 and 2012 is as follows:

	2013	2012
Construction loan - Arcadia	$69,641	$80,771
Base gas revolver - Arcadia	13,747	18,639
Construction loan - Perryville	100,079	62,700
Base gas revolver - Perryville	15,575	5,375
Construction loan - Cadeville	108,639	47,395
	307,681	214,880
Less: Current portion	(12,420)	(4,801)
	$295,261	$210,079
On June 30, 2008, Arcadia entered into a $118 million multibank nonrecourse construction and term loan agreement comprised of a $92.5 million construction loan and $25.5 million base gas revolver (“Arcadia facility”). The Arcadia facility matures in 2016. The base gas loan is interest only. The construction loan converted to a five-year term note upon substantial completion of the construction in September 2011. Arcadia began making principal payments on the term loan in 2012. The credit facilities are collateralized with a perfected first priority security interest in the Arcadia assets.
Prior to conversion, the interest rate on the Arcadia construction loan was based on LIBOR, plus 3.25%, set on the date of each advance. Upon conversion to a term loan in September 2011, the interest rate was based on LIBOR, plus 3.00%, set on the date of each advance. Upon the second anniversary of the conversion date, which occurred in September 2013, the interest rate was based on LIBOR, plus 3.25%, set on the date of each advance. The interest rate as of December 31, 2013 was approximately 3.42%.
The interest rate on the base gas revolver fluctuates based on LIBOR, plus 3.25%, set on the date of each advance. The interest rate as of December 31, 2013 was approximately 3.42%.
On May 12, 2010, Perryville entered into a $125 million multibank construction and term loan agreement comprised of a $105 million construction loan and $20 million base gas revolver (“Perryville facility”). The Perryville facility matures in 2018. The base gas loan is interest only. Upon conversion to a term loan at substantial completion in July 2013, the interest rate on the loan was based on LIBOR, plus 3.50%, set on the date of each advance. The interest rate as of December 31, 2013 was approximately 3.67%. The credit facilities are collateralized with a perfected first security interest in the Perryville assets.
In May 2010, Perryville entered into interest rate caps effectively capping LIBOR to 4.0% through 2014 and 6.0% thereafter through 2015. The notional amount changes on a stated monthly basis starting in October 2011 and expires in December 2015. The maximum notional amount is $125 million.

Cardinal Gas Storage Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except where otherwise indicated)

On April 19, 2012, Cadeville entered into a construction and term loan agreement for an aggregate principal amount up to $115 million (“Cadeville facility”). Upon conversion to a term loan at substantial completion in July 2013, the interest rate was based on LIBOR, plus 2.75%, set on the date of each advance. The interest rate as of December 31, 2013 was approximately 2.92%.
Maturities of long term debt are as follows as of December 31, 2013:

2014	$12,420
2015	12,420
2016	84,709
2017	8,721
2018	189,411
Thereafter	—
$307,681
9. Derivative Instruments

The Company enters into derivative contracts such as cash flow swaps and call options in an effort to reduce commodity price risk and interest rate fluctuations. Cash flow swaps exchange a variable price for a fixed price, while a call option places a limit on the commodity price of a future purchase or the interest rate applied to debt.
The components of gain (loss) on derivative instruments for the years ended December 31, 2013, 2012, and 2011 are as follows:

	2013	2012	2011
Interest rate	$691	$(245)	$(864)
Natural gas	(581)	(4,490)	(3,518)
Gain (loss) on derivative instruments	$110	$(4,735)	$(4,382)
A summary of derivative instruments at December 31, 2013 and 2012 is as follows:

Cardinal Gas Storage Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except where otherwise indicated)

Transaction Type	Settlement Date	Pricing Terms	Quantity	2013	2012

Natural gas call option	1,250,000 MMBTU on April 8, 2013, and 1,250,000 MMBTU on May 8, 2013	Fixed price of $5.00/MMBTU settled against Henry Hub Natural Gas Index	2,500,000 MMBTU	$—	$14

Natural gas call option	1,250,000 MMBTU on January 31, 2013, and 1,250,000 MMBTU on February 28, 2013	Fixed price of $4.50/MMBTU settled against Henry Hub Natural Gas Index	2,500,000 MMBTU	—	1

Natural gas call option	1,333,333 MMBTU on March 31, 2013; 1,333,333 MMBTU on April 30, 2013 and 1,333,334 MMBTU on May 31, 2013	Fixed price of $4.00/MMBTU settled against Columbia Gulf Mainline - Inside FERC	4,000,000 MMBTU	—	257

Current assets fair value of derivatives				—	272

Natural gas call option	2,345,498 MMBTU on January 31, 2015; 1,286,242 MMBTU on February 15, 2015	Fixed price of $4.50/MMBTU settled against Henry Hub Natural Gas Index	3,631,740 MMBTU	1,507	1,976

Interest rate cap	$115 million on December 31, 2015	Fixed rate of 2.00% settled against LIBOR, quarterly LIBOR resets	$115 million	52	67

Interest rate cap	$125 million on December 31, 2015	Cap rate of 4.00% settled monthly through 2014, and Cap rate of 6.00% for 2015	$125 million	3	—

Non-current assets fair value of derivatives				1,562	2,043

Interest rate swap	$60 million on December 31, 2013	Fixed rate of 1.46% settled against LIBOR, quarterly LIBOR resets	$60 million	—	(685)

Current liabilities fair value of derivatives				—	(685)

Interest rate cap	$125 million on December 31, 2015	Cap rate of 4.00% settled monthly through 2014, and Cap rate of 6.00% for 2015	$125 million	—	(18)

Long term liabilities fair value of derivatives				—	(18)

Net fair value of derivatives				$1,562	$1,612
In June 2008, Arcadia entered into an interest rate swap effectively fixing LIBOR at 3.79% for $75 million notional of the Arcadia facility. The swap began settling in $25 million increments in 2009 and 2010, with the remaining $25 million notional settled at December 31, 2011. In December 2010, Arcadia entered into a second interest rate swap fixing LIBOR at 1.46% for $35 million notional, accreting by $25 million at December 31, 2011, which settled at $60 million notional at December 31, 2013. The interest rate swaps are classified in value of derivative instruments on the consolidated statement of financial position.

Cardinal Gas Storage Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except where otherwise indicated)

On April 19, 2012, Cadeville entered into an interest rate cap agreement effectively capping LIBOR at 2.00% for 100% of the projected outstanding notional under the construction facility. The notional amount changes on a stated monthly basis starting in April 2012 and expires in April 2016. The maximum notional amount is $115 million.
In January 2012, the Company sold natural gas call options for a gain of $0.06 million. These call options had a strike price of $5.00 per MMBTU, a notional quantity of 3,000,000 MMBTU and were scheduled to settle in three equal increments of 1,000,000 MMBTU in March 2014, April 2014, and May 2014. The Company received a cash payment of $0.8 million resulting from this sale which is reflected in the consolidated statements of cash flows. The change in value of the call options is reflected on the consolidated statements of operations.
In July 2011, Perryville sold call options entered into in May 2010 with a strike price of $6.00 and a notional quantity of 4,000,000 MMBTU and purchased call options with a strike price of $5.00 and a notional quantity of 2,500,000 MMBTU. Perryville made a cash payment of $0.6 million for this transaction. These swaps settled in April and May 2013. The change in value of the call options is reflected on the consolidated statements of operation, the cash paid for the repurchase is reflected on the consolidated statements of cash flows, and the value of the derivative as of December 31, 2012 is reflected in short term assets on the consolidated statements of financial position.
On April 19, 2012, Cadeville entered into natural gas call options, settled monthly at the Columbia Gulf Mainline, with a strike price of $4.00 per MMBTU and a notional quantity of 4,000,000 MMBTU. The call options settled in three equal installments of 1,333,333 MMBTU in March, April, and May 2013. The cash paid for the purchase is reflected on the consolidated statements of cash flows, the change in value is reflected in derivative instruments on the consolidated statements of operations, and the value of the derivative as of December 31, 2012 is reflected in short term assets on the consolidated statements of financial position.
On June 1, 2012, Monroe entered into natural gas call options, settled monthly against Henry Hub, with a strike price of $4.50 per MMBTU and a notional quantity of 3,631,740 MMBTU. These call options settled in two increments of 2,345,498 MMBTU and 1,286,242 MMBTU on January 31, 2015 and February 28, 2015, respectively. The cash paid for the purchase is reflected on the consolidated statements of cash flows, the change in value is reflected in derivative instruments on the consolidated statements of operations, and the value of the derivative as of December 31, 2013 is reflected in long term assets on the consolidated statements of financial position.
On July 5, 2012, Monroe entered into natural gas call options, settled against Henry Hub, with a strike price of $4.50 per MMBTU and a notional quantity of 2,500,000 MMBTU. These call options settled in two increments of 1,250,000 MMBTU on January 31, 2013 and February 28, 2013. The cash paid for the purchase is reflected on the consolidated statements of cash flows, the change in value is reflected in derivative instruments on the consolidated statements of operations, and the value of the derivative as of December 31, 2012 is reflected in short term assets on the consolidated statements of financial position.
On July 5, 2012, Monroe entered into natural gas call options, settled against the NYMEX Natural Gas Index, with a strike price of $5.00 per MMBTU and a notional quantity of 2,000,000 MMBTU. These call options settled on January 31, 2013. The cash paid for the purchase is reflected on the consolidated statements of cash flows, the change in value is reflected in derivative instruments on the consolidated statements of operations, and the value of the derivative as of December 31, 2012 is reflected in short term assets on the consolidated statements of financial position.
10. Member and Related Party Transactions

The Company maintained one class of membership interests that was granted to employees of the Company. Category B membership interests totaling 6.46% of the total membership interests were granted to employees in various dates in 2008, 2009 and 2010. Category B membership interests vest over an average service period of four years. Category B membership participation to receive profit allocations or equity distribution is restricted by certain future triggering events.
MRMC provides payroll processing, IT services, and other general administrative support services to the Company under a Master Services Agreement that expires on April 30, 2016. The Company may terminate the agreement upon 30 days’ notice and MRMC may terminate the agreement only if specific events occur during the term of the agreement. The service fee for each of the years ending December 31, 2013, 2012 and 2011 was $0.2 million.

Cardinal Gas Storage Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands, except where otherwise indicated)

The Company also pays to MRMC a direct cost fee equal to the actual amount incurred that directly benefits the Company. The most significant ongoing portion of the fee is for salary, wages, taxes, and benefits paid by MRMC to the employees of the Company.
The Company paid $13.2 million, $10.3 million and $8.8 million to MRMC under the Master Services Agreement for the years ending December 31, 2013, 2012 and 2011, respectively.
Arcadia entered into a Brine Facilities Lease Agreement with Martin Product Sales LLC (“MPS”) effective February 2012 and renewed annually. The agreement allows Arcadia to lease the brine facilities from MPS to process its brine for sale for a monthly rental fee.
The Company entered into a Shared Water Well Services Agreement with Martin Underground Storage, Inc. (“MUS”) effective May 1, 2008, this expires on April 30, 2016. The agreement permits the Company to utilize the fresh water wells owned by MUS to meet the Company’s reasonable operation needs. Costs are shared proportionally on water usage.